SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                                (Amendment No. 1)


                      Martha Stewart Living Omnimedia, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    573083102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

CUSIP NO. 573083102               SCHEDULE 13G                      Page 2 of 6


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Sharon Patrick
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES           2,417,538 Shares of Class A Common Stock
               -----------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY          0 Shares of Class A Common Stock
               -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING         2,417,538 Shares of Class A Common Stock
               -----------------------------------------------------------------
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH            0 Shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,417,538 Shares of Class A Common Stock (1)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               16.5% (2)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------



----------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) INCLUDES 117,587 SHARES WHICH ARE SUBJECT TO OPTIONS EXERCISABLE WITHIN 60 DAYS OF THE DATE HEREOF, AND EXCLUDES 504,760 SHARES WHICH ARE SUBJECT TO OPTIONS NOT EXERCISABLE WITHIN 60 DAYS OF THE DATE HEREOF.

(2) REPRESENTS 5.0% OF THE OUTSTANDING COMMON EQUITY OF MARTHA STEWART LIVING OMNIMEDIA, INC., INCLUDING CLASS B COMMON STOCK.

CUSIP NO. 573083102               SCHEDULE 13G                      Page 3 of 6


ITEM 1(a).  NAME OF ISSUER:

               Martha Stewart Living Omnimedia, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               11 West 42nd Street
               New York, New York  10036


ITEM 2(a).  NAME OF PERSON FILING:

               This Statement is filed by and on behalf of Sharon Patrick.


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               11 West 42nd Street
               New York, New York  10036


ITEM 2(c).  CITIZENSHIP:

               United States


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.01 (the "Class A Common
               Stock").


ITEM 2(e).  CUSIP NUMBER:

               573083102

CUSIP NO. 573083102               SCHEDULE 13G                      Page 4 of 6


ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


            (a)    |_| Broker or dealer registered under Section 15 of
                       the Exchange Act;
            (b)    |_| Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c)    |_| Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;
            (d)    |_| Investment company registered under Section 8 of the
                       Investment Company Act;
            (e)    |_| An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);
            (f)    |_| An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)    |_| A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)    |_| A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;
            (i)    |_| A church plan that is excluded from the definition of
                       an investment company under Section 3(c)(14) of the Investment Company Act;
            (j)    |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:     OWNERSHIP.

            (a)   Amount Beneficially Owned:
                  2,417,538 shares of Class A Common Stock (as of December 31,
                  2000) (Includes 117,587 shares which are subject to options exercisable within 60 days of the date hereof, and excludes 504,760 shares which are subject to options not exercisable within 60 days of the date hereof).


            (b) Percent of Class:
                  16.5% of the outstanding Class A Common Stock (based on a total of 14,559,076 shares of Class A Common Stock outstanding (as of December 31, 2000, based on information supplied by Martha Stewart Living Omnimedia, Inc.), and assuming exercise of options on 117,587 shares of Class A Common Stock exercisable within 60 days of the date hereof by Sharon Patrick), and 5.0% of the outstanding common equity of Martha Stewart Living Omnimedia, Inc., including Class B Common Stock (based on a total of 48,565,038 shares of Class A and Class B Common Stock outstanding (as of December 31, 2000, based on information supplied by Martha Stewart Living Omnimedia, Inc.), and assuming exercise of options on 117,587 shares of Class A Common Stock exercisable within 60 days of the date hereof by Sharon Patrick).

CUSIP NO. 573083102               SCHEDULE 13G                      Page 5 of 6


            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        2,417,538 shares of Class A Common Stock

                  (ii)  Shared power to vote or to direct the vote:

                        0 shares of Class A Common Stock

                  (iii) Sole power to dispose or to direct the disposition of:

                        2,417,538 shares of Class A Common Stock

                  (iv)  Shared power to dispose or to direct the disposition of:

                        0 shares of Class A Common Stock


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.


ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


ITEM 10: CERTIFICATIONS.

               Not applicable.

CUSIP NO. 573083102               SCHEDULE 13G                      Page 6 of 6



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2001


                                        /s/ Sharon Patrick
                                        ----------------------------------------
                                                    Sharon Patrick